Filed by Tortoise Acquisition Corp. II

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Tortoise Acquisition Corp. II

Commission File No.: 001-39508

Date: August 16, 2021

The following communication was made available by Volta Industries, Inc. (“Volta Charging”) on Twitter on August 16, 2021.

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Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication, regarding Tortoise Acquisition Corp. II’s (“TortoiseCorp”) proposed business combination with Volta Charging, TortoiseCorp’s ability to consummate the business combination, the benefits of the business combination and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TortoiseCorp and Volta Charging disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. TortoiseCorp and Volta Charging caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either TortoiseCorp or Volta Charging. In addition, TortoiseCorp cautions you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against TortoiseCorp or Volta Charging; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of TortoiseCorp, or other conditions to closing in the business combination agreement; (iv) the risk that the proposed business combination disrupts TortoiseCorp’s or Volta Charging’s current plans and operations; (v) Volta Charging’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Volta Charging to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) changes in applicable laws or regulations; and (viii) the possibility that Volta Charging may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication, or should underlying assumptions prove incorrect, actual results and plans could different materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and financial results of TortoiseCorp and Volta Charging can be found in TortoiseCorp’s periodic filings with the SEC, including TortoiseCorp’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2020 filed with the SEC on May 6, 2021 and Quarterly Report on Form 10-Q for the three months ended March 31, 2021 filed with the SEC on May 19, 2021, as well as TortoiseCorp’s definitive proxy statement/prospectus filed with the SEC on August 2, 2021. TortoiseCorp’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Important Information and Where to Find It

In connection with the business combination, TortoiseCorp filed a registration statement on Form S-4, as amended (the “Registration Statement”), which includes the proxy statement/prospectus. The Registration Statement has been declared effective by the SEC and the definitive proxy statement/prospectus has been mailed to TortoiseCorp’s shareholders. The definitive proxy statement/prospectus is also available on the Investor Information section of TortoiseCorp’s website at www.tortoisespac.com, as well as www.sec.gov. TortoiseCorp shareholders and other interested parties are urged to read the definitive proxy statement/prospectus, including, among other things, the reasons for TortoiseCorp’s Board of Directors’ unanimous recommendation that shareholders vote “FOR” the business combination and the other shareholder proposals set forth therein as well as the background of the process that led to the business combination.

Participants in the Solicitation

TortoiseCorp and its directors and officers may be deemed participants in the solicitation of proxies of TortoiseCorp shareholders in connection with the business combination. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TortoiseCorp’s executive officers and directors in the solicitation by reading TortoiseCorp’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, as amended, the definitive proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination. Information concerning the interests of TortoiseCorp’s participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, are set forth in the definitive proxy statement/prospectus.